MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS
FIRST QUARTER ENDED MARCH 31, 2017
The following Management’s Discussion and Analysis (“MD&A”) of IAMGOLD Corporation (“IAMGOLD” or the “Company”), dated May 9, 2017, is intended to supplement and complement the unaudited condensed consolidated interim financial statements and notes ("consolidated interim financial statements") thereto as at and for the three months ended March 31, 2017. This MD&A should be read in conjunction with IAMGOLD's audited annual consolidated financial statements and related notes for December 31, 2016 and the related MD&A included in the 2016 annual report. All figures in this MD&A are in U.S. dollars and tabular dollar amounts are in millions, unless stated otherwise. Additional information on IAMGOLD can be found at www.sedar.com or www.sec.gov.
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this MD&A, including any information as to the Company’s future financial or operating performance, and other statements that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this MD&A. For example, forward-looking statements contained in this MD&A are found under, but are not limited to being included under, the headings “First Quarter 2017 Summary”, “Outlook” and “Quarterly Updates”, and include, without limitation, statements with respect to: the Company’s guidance for production, cost of sales, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to, the use of the words “may”, “will”, “should”, “continue”, “expect”, "budget", "forecast", “anticipate”, “estimate”, “believe”, “intend”, “plan”, "schedule", “guidance”, “outlook”, “potential”, “seek”, “targets”, “strategy” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD’s ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.
For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company’s latest Annual Information Form (“AIF”), filed with the Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.shtml. The risks described in the AIF (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this MD&A.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2017

INDEX

About IAMGOLD	2
First Quarter 2017 Highlights	2
First Quarter 2017 Summary	3
Outlook	5
Market Trends	6
Quarterly Updates
Operations	8
Exploration	13
Quarterly Financial Review	17
Financial Condition
Liquidity and Capital Resources	17
Market Risk	18
Shareholders’ Equity	19
Cash Flow	19
Disclosure Controls and Procedures and Internal Control over Financial Reporting	20
Critical Judgments, Estimates and Assumptions	21
New Accounting Standards Issued But Not Yet Effective	21
Risks and Uncertainties	21
Non-GAAP Performance Measures	22
ABOUT IAMGOLD

IAMGOLD is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects, and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise. IAMGOLD (www.iamgold.com) is listed on the Toronto Stock Exchange (trading symbol “IMG”) and the New York Stock Exchange (trading symbol “IAG”).
IAMGOLD’s commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index1.
FIRST QUARTER 2017 HIGHLIGHTS

•
Cash, cash equivalents and restricted cash were $1,184.7 million at March 31, 2017, including $505.6 million used to redeem the Company's $489.1 million outstanding 6.75% senior unsecured notes due in 2020 on April 3, 2017.

•	Gross profit for the first quarter 2017 was $35.0 million, up $28.5 million from the same prior year period.

•	Attributable gold production, inclusive of joint venture operations, for the first quarter 2017 was 214,000 ounces, up 23,000 ounces from the same prior year period.

•	Gold margin[2] for the first quarter 2017 was $464 per ounce, up $22 per ounce from the same prior year period.

•	Cost of sales for the first quarter 2017 was $769 per ounce sold, down 7% from the same prior year period.

•	Total cash costs[2] for the first quarter 2017 was $766 per ounce produced, up 3% from the same prior year period

•	All-in sustaining costs[2] for the first quarter 2017 was $992 per ounce sold, down 8% from the same prior year period.

•	Net cash from operating activities for the first quarter 2017 was $68.3 million, up $16.9 million from the same prior year period.

•	Net cash from operating activities before changes in working capital[2] for the first quarter 2017 was $85.8 million, up $34.1 million from the same prior year period.

•
Net loss attributable to equity holders for the first quarter 2017 was $18.0 million ($0.04 per share), down from net earnings attributable to equity holders of $53.1 million ($0.13 per share) for the same prior year period, primarily due to a loss of $20.2 million on the 6.75% senior unsecured notes in the first quarter 2017 and a gain of $72.9 million on the sale of gold bullion in the same prior year period.

•
Adjusted net earnings attributable to equity holders[2] for the first quarter 2017 was $5.1 million ($0.01 per share2), up from an adjusted net loss of $7.3 million ($0.02 per share2) for the same prior year period.

•	The Company is maintaining its 2017 production and cost guidance.

______________________________

[1]
Jantzi Social Index (“JSI”). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which pass a set of broadly based environmental, social and governance rating criteria.

[2]
This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis. Joint Ventures include Sadiola (41%) and Yatela (40%). Yatela is in closure with nominal production.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2017

•
On March 16, 2017, the Company completed an offering of $400 million aggregate principal amount of 7.00% senior notes due in 2025 ("Notes"). Subsequently, on April 3, 2017, the Company used the net proceeds from the offering, together with existing cash, towards the redemption of the 6.75% senior unsecured notes for $505.6 million. As a result of the two transactions, the Company has reduced its long-term debt by $89.1 million while extending the maturity to 2025. Concurrently, S&P Global Ratings assigned a rating of "B+" to the Notes while upgrading the Company's Corporate credit rating to "B+" from "B".

•
On March 21, 2017, the Company received approval from provincial regulators in Quebec to resume mining in the 104 block of the Westwood mine which had been affected by a seismic event in May 2015. As a result, the Company expects to operate at normal production levels and will no longer normalize production costs after the first quarter 2017.

•
On March 29, 2017, the Company announced results from its ongoing 2017 infill drilling program at Saramacca, with highlights including: 40.91 g/t Au over 60.5 metres, including 75.91 g/t Au over 19.5 metres; and 5.33 g/t Au over 52.6 metres.

•
The Côté Gold project pre-feasibility study ("PFS") is progressing on schedule and in line with the development layout disclosed in the February 2017 Preliminary Economic Assessment.  The field programs and technical sub-studies being undertaken to support the PFS are largely complete and cost estimating is well underway. The Company continues to expect the Côté Gold PFS to be completed by late second quarter 2017.

•
On February 28, 2017, the Company increased its ownership in Merrex Gold Inc. ("Merrex") to 100%. Merrex owns a 50% interest in the Siribaya project in Mali. The Company now has a 100% interest in the project.

•	On March 2, 2017, the Company participated in INV Metals Inc.'s ("INV Metals") public equity offering which allowed the Company to maintain its 35.6% ownership in INV Metals.

•
On March 3, 2017, the Company entered into a power purchase agreement for the development of a 15 megawatt-peak solar power plant in 2017 for the Company's Essakane mine in Burkina Faso. The agreement is for an initial period of up to 15 years. The solar power plant project will allow savings of approximately 6 million litres of fuel and a reduction of 18,500 tonnes of CO2 per year, as well as the creation of approximately 40 new jobs. Construction of the new solar plant is expected to commence during the second quarter and to be completed by December 2017.

•	During the first quarter 2017, the Company issued a total of 3.4 million flow-through common shares for net proceeds of $15.1 million.

•	On February 7, 2017, the Company amended its secured revolving credit facility, adding $80 million of additional commitments, resulting in total commitments under the credit facility of $250 million.
FIRST QUARTER 2017 SUMMARY

FINANCIAL

•
Cash, cash equivalents and restricted cash were $1,184.7 million at March 31, 2017, including $505.6 million used to redeem the Company's 6.75% senior unsecured notes on April 3, 2017, up $422.0 million from December 31, 2016. The increase was primarily due to net proceeds from the issuance of the Notes ($393.6 million), cash generated from operating activities ($68.3 million) and proceeds from the issuance of flow-through shares ($15.1 million), partially offset by spending on Property, plant and equipment and Exploration and evaluation assets ($46.0 million).

•
Revenues for the first quarter 2017 were $260.5 million, up $40.8 million or 19% from the prior year period primarily due to higher sales volume at Westwood ($12.1 million), Rosebel ($11.3 million), and Essakane ($8.2 million), and a higher realized gold price ($9.0 million).

•
Cost of sales for the first quarter 2017 was $225.5 million, up $12.3 million or 6% from the same prior year period. The increase was primarily the result of higher operating costs ($9.2 million), higher depreciation ($1.9 million), and higher royalties expense ($1.2 million). Operating costs were higher primarily as a result of lower capitalized stripping due to mine sequencing and higher processing costs due to harder rock.

•
Depreciation expense for the first quarter 2017 was $63.4 million, up $1.9 million or 3% from the same prior year period primarily due to higher amortization of capitalized stripping at Essakane, and higher production, partially offset by higher reserves at Essakane.

•
Income tax expense for the first quarter 2017 was $8.7 million, up $2.7 million from the same prior year period. The income tax expense for the first quarter 2017 was comprised of current income tax expense of $11.4 million (March 31, 2016 - $1.2 million) and deferred income tax recovery of $2.7 million (March 31, 2016 - deferred income tax expense of $4.8 million). The increase in income tax expense in 2017 was primarily due to differences in the level of taxable income in the Company’s operating jurisdictions from one period to the next and to changes to deferred income tax assets and liabilities as result of fluctuations in foreign exchange.

•
Net loss attributable to equity holders for the first quarter 2017 was $18.0 million ($0.04 per share), down from net earnings attributable to equity holders of $53.1 million ($0.13 per share) for the same prior year period. The decrease of $71.1 million or $0.17 per share was mainly due to the gain on sale of gold bullion from 2016 ($72.9 million), a loss on the 6.75% senior unsecured notes ($20.2 million) and higher exploration expenses ($4.9 million), partially offset by higher gross profit ($28.5 million) and lower other expenses ($4.8 million).

_______________________________
1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2017

•
Adjusted net earnings attributable to equity holders[1] for the first quarter 2017 was $5.1 million ($0.01 per share1), up from an adjusted net loss of $7.3 million ($0.02 per share1) for the same prior year period.

•
Net cash from operating activities for the first quarter 2017 was $68.3 million, up $16.9 million from the same prior year period. The increase was mainly due to higher earnings after non-cash adjustments ($30.6 million) and lower net settlement of derivatives ($4.9 million), partially offset by a change in the movement of non-cash working capital ($17.2 million).

•	Net cash from operating activities before changes in working capital[1] for the first quarter 2017 was $85.8 million, up $34.1 million from the same prior year period.
OPERATIONS

•
The DART rate[2], representing the frequency of all types of serious injuries across the Company for the first quarter 2017 was 0.40, below the Company's target of 0.56. Unfortunately, the Company had a fatality of an employee at the Westwood mine during the first quarter 2017.

•
Attributable gold production inclusive of joint venture operations was 214,000 ounces for the first quarter 2017, up 23,000 ounces from the same prior year period. The increase was due to higher throughput and grades at both Westwood (15,000 ounces) and Rosebel (6,000 ounces), and higher throughput at Essakane (5,000 ounces), partially offset by lower grades at Sadiola (3,000 ounces).

•
Attributable gold sales inclusive of joint venture operations were 212,000 ounces for the first quarter 2017, up 21,000 ounces from the same prior year period, primarily due to higher sales at Westwood (10,000 ounces), Rosebel (9,000 ounces), and Essakane (6,000 ounces), partially offset by lower sales at the Joint Ventures (4,000 ounces).

•	Cost of sales per ounce sold for the first quarter 2017 of $769 was down 7% from the same prior year period due to the factors noted in the cost of sales discussion above.

•
Total cash costs[1] per ounce produced for the first quarter 2017 of $766 were up 3% from the same prior year period primarily as a result of lower capitalized stripping due to mine sequencing and higher processing costs due to harder rock, partially offset by higher production. Included in total cash costs[1] for the first quarter 2017 was a reduction of $3 per ounce produced reflecting normalization of costs and revised ramp-up at Westwood (March 31, 2016 - $32), and realized derivative losses of $nil per ounce produced (March 31, 2016 - $10).

•
All-in sustaining costs[1] per ounce sold for the first quarter 2017 of $992 were down 8% from the same prior period year as a result of lower sustaining capital expenditures. Included in all-in sustaining costs[1] for the first quarter 2017 were reductions of $3 per ounce sold reflecting normalization of costs and the revised ramp-up at Westwood (March 31, 2016 - $32), and realized derivative losses of $nil per ounce sold (March 31, 2016 - $10).

SUMMARY OF FINANCIAL AND OPERATING RESULTS

	Three months ended March 31,
Financial Results ($ millions, except where noted)	2017	2016
Revenues	$260.5	$219.7
Cost of sales	$225.5	$213.2
Gross profit	$35.0	$6.5
Net earnings (loss) attributable to equity holders of IAMGOLD	$(18.0)	$53.1
Net earnings (loss) attributable to equity holders of IAMGOLD ($/share)	$(0.04)	$0.13
Adjusted net earnings (loss) attributable to equity holders of IAMGOLD[1]	$5.1	$(7.3)
Adjusted net earnings (loss) attributable to equity holders ($/share)[1]	$0.01	$(0.02)
Net cash from operating activities	$68.3	$51.4
Net cash from operating activities before changes in working capital[1]	$85.8	$51.7
Key Operating Statistics
Gold sales – attributable (000s oz)	212	191
Gold production – attributable (000s oz)	214	191
Average realized gold price[1] ($/oz)	$1,230	$1,188
Cost of sales[2] ($/oz)	$769	$827
Total cash costs[1] ($/oz)	$766	$746
All-in sustaining costs[1] ($/oz)	$992	$1,084
Gold margin[1] ($/oz)	$464	$442
1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

[2]
Cost of sales, excluding depreciation, as disclosed in note 27 of the Company's consolidated interim financial statements on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel), and does not include Joint Ventures which are accounted for on an equity basis.

______________________________
1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

[2]	The DART rate refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2017

Financial Position ($ millions)	March 31, 2017	December 31, 2016
Cash, cash equivalents and restricted cash[1]	$1,184.7	$762.7
Total assets	$3,848.0	$3,400.5
6.75% senior unsecured notes	$505.6	$485.1
Long-term debt	$393.6	$—
Available credit facility	$247.1	$167.2
1 Includes cash of $505.6 million, which was used to redeem the 6.75% senior unsecured notes on April 3, 2017.
OUTLOOK

IAMGOLD Full Year Attributable Guidance[1]	2017
Essakane (000s oz)	370 - 380
Rosebel (000s oz)	295 - 305
Westwood (000s oz)	115 - 125
Total owner-operated production (000s oz)	780 - 810
Joint Ventures (000s oz)	65 - 75
Total attributable production (000s oz)	845 - 885

Cost of sales[2] ($/oz)	$765 - $815

Total cash costs[3] - owner-operator ($/oz)	$740 - $780
Total cash costs[3,4] ($/oz)	$740 - $780

All-in sustaining costs[3]- owner-operator ($/oz)	$1,000 - $1,080
All-in sustaining costs[3,4] ($/oz)	$1,000 - $1,080

[1]
The outlook is based on 2017 full year assumptions with an average realized gold price of $1,250 per ounce, Canadian $/U.S. $ exchange rate of 1.35, U.S. $/ € exchange rate of 1.08 and average crude oil price of $48 per barrel.

[2]
Cost of sales, excluding depreciation, on an attributable ounce sold basis (excluding the non-controlling interest of 10% at Essakane and 5% at Rosebel) does not include Joint Ventures which are accounted for on an equity basis.

[3]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

[4]	Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.
GOLD PRODUCTION, COST OF SALES, CASH COSTS AND ALL-IN SUSTAINING COSTS
The Company maintains its 2017 attributable gold production guidance of 845,000 to 885,000 ounces. Westwood will continue to focus on underground development, with expected production of 115,000 to 125,000 ounces, nearly double that of 2016. The higher production at Westwood reflects commercial levels of production from three mining blocks, including the zone where remedial work was completed in 2016. At Rosebel, higher grades and improving productivity are expected to drive production higher despite the lower throughput anticipated with the proportion of hard rock approaching 70%. At Essakane, throughput and recoveries are expected to increase while grades are expected to be lower. The Joint Ventures are expected to produce between 65,000 and 75,000 ounces.
The Company maintains its guidance for cost of sales per ounce sold of $765 to $815, total cash costs1 per ounce produced of $740 to $780, and all-in sustaining costs1 per ounce sold of $1,000 to $1,080.
DEPRECIATION EXPENSE
Depreciation expense in 2017 is expected to be in the range of $260 million to $270 million, which is consistent with 2016.
INCOME TAXES
The Company expects to pay cash taxes in the range of $35 million to $45 million in 2017. In addition, adjustments to deferred income tax assets and/or liabilities may be recorded during the year.

________________________________
1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2017

CAPITAL EXPENDITURES OUTLOOK

($ millions)	Sustaining	Development/ Expansion (Non-sustaining)	Total[3]
Owner-operator
Essakane	$85	$5	$90
Rosebel	65	5	70
Westwood	20	45	65
	170	55	225
Corporate and development projects	—	10	10
Total owner-operator	170	65	235
Joint Ventures[1]	5	10	15
Total[2] (±5%)	$175	$75	$250

[1]	Attributable capital expenditures of Sadiola (41%). Expansionary capital expenditures exclude the expansion of the Sadiola mine.

[2]	Capitalized borrowing costs are not included.

[3]	Includes $20 million of capitalized exploration expenditures. Refer to the Exploration section of this MD&A.
MARKET TRENDS

GLOBAL FINANCIAL MARKET CONDITIONS
The price of gold performed well in the first quarter 2017, trading at $1,150 per ounce at the beginning of the year and closing at $1,245 per ounce at the end of the quarter. Year to date, it has appreciated approximately 8%. Geopolitical risk was a key driver during the first quarter, as tension in the Middle East led investors to seek safer investments such as gold. The U.S. dollar was also a contributing factor. The U.S. Dollar Index is down approximately 2% in 2017 despite the U.S. Federal Reserve’s current interest rate tightening cycle. Historically, the U.S. dollar has been negatively correlated to the price of gold. Market events and conditions will continue to have an impact on the Company’s revenues, operating costs, project development expenditures and project planning.

	Three months ended March 31,
	2017	2016
Average market gold price ($/oz)	$1,219	$1,184
Average realized gold price[1] ($/oz)	$1,230	$1,188
Closing market gold price ($/oz)	$1,245	$1,237

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
CURRENCY AND OIL PRICE
The U.S. dollar is the Company’s functional currency. The Company's revenue is denominated in U.S. dollars as gold is priced in U.S. dollars. The Company’s main exposures are to the Canadian dollar, the Euro, and oil prices, which have a direct impact on the Company’s Canadian and international mining activities and operations.
Although the U.S. Federal Reserve has indicated it wants to continue to raise interest rates this year, yields on U.S. Treasury notes and bonds have not responded by moving higher. This may have contributed to the modest weakness in the U.S. dollar in the first quarter 2017. Measured against the Company’s two major currency exposures, the U.S. dollar depreciated 0.9% against the Canadian dollar from the previous quarter’s closing price. Against the Euro, the U.S. dollar was down 1.3% over the same period. The Company is forecasting exposures of approximately C$200 million and €200 million for the remainder of 2017. These exposures relate to operational and capital expenditures in Canada and West Africa. The Company’s hedging strategy is designed to reduce the exchange rate volatility of these currencies. Refer to Financial condition - Market Risks section for more information.
The price of crude oil traded lower in the first quarter 2017, with Brent down 7% and West Texas Intermediate (“WTI”) down 6%. Global over-supply market conditions remain the main concern as market participants wonder if OPEC will be successful in making meaningful cuts to production. According to the latest data from the Energy Intelligence Group, global oil supply remains greater than the global demand for oil. The Company expects its fuel consumption for the remainder of 2017 to be the equivalent of approximately 0.9 million barrels of oil for its mining operations in West Africa and South America. The Company’s hedging strategy is to mitigate the price volatility of oil. Refer to Financial condition - Market risk section for more information.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2017

	Three months ended March 31,
	2017	2016
Average rates
Canadian $ / U.S.$	1.3236	1.3720
U.S.$ / €	1.0655	1.1040
Closing rates
Canadian $ / U.S.$	1.3221	1.2987
U.S.$ / €	1.0697	1.1378
Average Brent price ($/barrel)	$55	$35
Closing Brent price ($/barrel)	$53	$40
Average WTI price ($/barrel)	$52	$34
Closing WTI price ($/barrel)	$51	$38
SENSITIVITY IMPACT
The following table provides estimated sensitivities around certain inputs, excluding the impact of the Company’s hedging program that can affect the Company’s operating results, assuming expected 2017 production levels:

	Change of	Annualized impact on Cost of Sales[1] $/oz	Annualized impact on Total Cash Costs[2] $/oz	Annualized impact on All-in Sustaining Costs[2] $/oz
Gold price[3]	$100/oz	$5/oz	$5/oz	$5/oz
Oil price	$10/barrel	$13/oz	$13/oz	$15/oz
Canadian$ / U.S.$	$0.10	$11/oz	$10/oz	$15/oz
U.S.$ / €	$0.10	$16/oz	$16/oz	$21/oz

[1]
Cost of sales, excluding depreciation, on an attributable ounce sold basis (excluding the non-controlling interest of 10% at Essakane and 5% at Rosebel) does not include Joint Ventures which are accounted for on an equity basis.

[2]
This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Total cash costs and all-in sustaining costs consist of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

[3]	Gold price sensitivities relate to royalty cost arrangements, which are included in total cash costs and all-in sustaining costs.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2017

QUARTERLY UPDATES

OPERATIONS
The table below presents gold production attributable to the Company, cost of sales per ounce sold1, total cash costs2 per ounce produced and all-in sustaining costs2 per ounce sold.

	Gold Production (000s oz)		Cost of Sales[1] ($ per ounce sold)		Total Cash Costs[3] ($ per ounce produced)		All-in Sustaining Costs[3] ($ per ounce sold)
Three months ended March 31,	2017	2016	2017	2016	2017	2016	2017	2016
Owner-operator
Essakane (90%)	93	88	$793	$754	$766	$691	$973	$1,116
Rosebel (95%)	74	68	737	815	727	768	886	955
Westwood (100%)[2]	30	15	792	1,236	759	857	965	890
	197	171	$769	$827	750	736	990	1,111
Joint Ventures	17	20			962	833	1,011	852
Total operations	214	191			$766	$746	$992	$1,084
Cost of sales[1] ($/oz)			$769	$827
Cash costs, excluding royalties					$715	$694
Royalties					51	52
Total cash costs[3]					$766	$746
All-in sustaining costs[3]							$992	$1,084

[1]
Cost of sales, excluding depreciation, as disclosed in note 27 of the Company's consolidated interim financial statements on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) does not include Joint Ventures which are accounted for on an equity basis.

[2]
Cost of sales per ounce sold for Westwood does not consider the impact of normalization of costs and revised ramp-up for the three months ended March 31, 2017 of $25 per ounce (three months ended March 31, 2016 - $343).

[3]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

	Attributable Gold Sales[1] (000s oz)		Average Realized Gold Price[2] ($/oz)
Three months ended March 31,	2017	2016	2017	2016
Owner-operator	196	171	$1,231	$1,188
Joint Ventures	16	20	1,218	1,193
	212	191	$1,230	$1,188

[1]	Includes Essakane and Rosebel at 90% and 95%, respectively.

[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

_______________________________

[1]	Includes Essakane and Rosebel at 90% and 95%, respectively.

[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2017

CAPITAL EXPENDITURES1

	Three months ended March 31,
($ millions)	2017	2016
Sustaining
Essakane[2,3]	$17.0	$33.5
Rosebel[2,4]	10.9	12.1
Westwood	5.7	3.0
Total gold segments	33.6	48.6
Corporate and other	0.1	—
Total capital expenditures	33.7	48.6
Joint Ventures[5]	0.8	0.3
	$34.5	$48.9
Development/Expansion (Non-sustaining)
Essakane	$0.1	$—
Rosebel	0.7	0.5
Westwood	11.0	18.4
Total gold segments	11.8	18.9
Corporate and other	—	1.5
Côté Gold	0.5	0.3
Total capital expenditures	12.3	20.7
Joint Ventures[5]	0.8	1.3
	$13.1	$22.0
Total
Essakane	$17.1	$33.5
Rosebel	11.6	12.6
Westwood	16.7	21.4
Total gold segments	45.4	67.5
Corporate and other	0.1	1.5
Côté Gold	0.5	0.3
Total capital expenditures	46.0	69.3
Joint Ventures[5]	1.6	1.6
	$47.6	$70.9

[1]	Capital expenditures include cash expenditures for Property, plant and equipment, Exploration and evaluation assets and finance lease payments.

[2]
On an attributable basis, Essakane (90%) and Rosebel (95%) sustaining capital expenditures for the three months ended March 31, 2017 were $15.3 million and $10.4 million, respectively (three months ended March 31, 2016 - $30.1 million and $11.5 million).

[3]	Includes capitalized stripping at Essakane for the three months ended March 31, 2017 of $7.8 million (three months ended March 31, 2016 - $14.1 million).

[4]	Includes capitalized stripping at Rosebel for the three months ended March 31, 2017 of $5.0 million (three months ended March 31, 2016 - $3.2 million).

[5]	Attributable capital expenditures of Sadiola (41%).

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2017

Burkina Faso – Essakane Mine (IAMGOLD interest – 90%)
Summarized Results 100% Basis, unless otherwise stated

	Three months ended March 31,
	2017	2016
Mine operating statistics
Ore mined (000s t)	2,493	3,062
Waste mined (000s t)	8,878	9,765
Total material mined (000s t)	11,371	12,827
Strip ratio[1]	3.6	3.2
Ore milled (000s t)	3,482	2,747
Head grade (g/t)	1.07	1.21
Recovery (%)	87	92
Gold production - (000s oz)	104	97
Attributable gold production - 90% (000s oz)	93	88
Gold sales - (000s oz)	103	96

Performance measures
Average realized gold price[2] ($/oz)	$1,226	$1,189
Cost of sales ($/oz)	$793	$754
Cash costs[2] excluding royalties ($/oz)	$715	$645
Royalties ($/oz)	$51	$46
Total cash costs[2] ($/oz)	$766	$691
All-in sustaining costs[2] ($/oz)	$973	$1,116

[1]	Strip ratio is calculated as waste mined divided by ore mined.

[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
Attributable gold production for the first quarter 2017 was 6% higher compared to the same prior year period due to higher throughput, partially offset by lower grades and recoveries. Mill throughput was higher despite 83% hard rock content (March 31, 2016 - 79%) as a result of reduced maintenance downtime. Throughput has increased for five consecutive quarters, and the mine has implemented a new SAG mill liner design to increase grinding capacity and mill speed without risk of damage to the liners. Due to mine sequencing, lower grade stockpiles were processed in the first quarter 2017 compared to higher grade ore from the bottom of the pit in the same prior year period. Additionally, mining activities were lower compared to the prior year as a result of decreased equipment availability. Essakane is currently undertaking several initiatives to improve mining efficiency, in addition to the commissioning of one additional loader and two additional production drills.
Recoveries continue to be affected by the high graphite content in the ore.  A geometallurgical study, begun last year to help better identify where there are pockets of graphitic material in the ore zones, is expected to be completed in the second quarter 2017. In addition, Essakane is in the preliminary engineering stage of adding an oxygen plant to the circuit. The oxygen plant is expected to increase recoveries through improved kinetics and improve the efficiency of the circuit by reducing reagents consumption.
Cost of sales per ounce sold and total cash costs per ounce produced for the first quarter 2017 were higher compared to the same prior year period by 5% and 11%, respectively, primarily as a result of lower capitalized stripping due to mine sequencing and higher processing costs due to harder rock, partially offset by higher sales and production ounces.
During the quarter, Essakane entered into a power purchase agreement for the development of a 15 megawatt-peak solar power plant for the mine, expected to save 6 million litres of fuel and reduce CO2 by 18,500 tonnes per annum. The solar plant, expected to be commissioned by the end of 2017, will complement the existing 57 megawatt thermal plant.
All-in sustaining costs per ounce sold for the first quarter 2017 were 13% lower compared to the same prior year period, primarily due to lower sustaining capital expenditures. Included in cash costs and all-in sustaining costs for the first quarter 2017 was the impact of realized derivative losses of $1 per ounce produced and sold, respectively (March 31, 2016 - $10 and $10).
Capital expenditures for the first quarter 2017 consisted primarily of sustaining capital expenditures of $17.0 million, which included capitalized stripping of $7.8 million, capital spares of $5.7 million, resource development of $1.0 million, mobile equipment $0.6 million and other sustaining capital of $1.9 million. Non-sustaining capital for the first quarter 2017 consisted of $0.1 million related to Falagountou East.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2017

Outlook
The Company maintains its 2017 Essakane guidance. Essakane’s attributable production in 2017 is expected to be between 370,000 and 380,000 ounces. Capital expenditures are expected to be approximately $90 million, comprised of $85 million of sustaining and $5 million of non-sustaining capital.
Suriname – Rosebel Mine (IAMGOLD interest – 95%)
Summarized Results 100% Basis, unless otherwise stated

	Three months ended March 31,
	2017	2016
Mine operating statistics
Ore mined (000s t)	3,566	3,683
Waste mined (000s t)	12,332	12,917
Total material mined (000s t)	15,898	16,600
Strip ratio[1]	3.5	3.5
Ore milled (000s t)	3,171	3,050
Head grade (g/t)	0.82	0.77
Recovery (%)	93	96
Gold production - (000s oz)	78	72
Attributable gold production - 95% (000s oz)	74	68
Gold sales - (000s oz)	79	70

Performance measures
Average realized gold price[2] ($/oz)	$1,236	$1,183
Cost of sales ($/oz)	$737	$815
Cash costs[2] excluding royalties ($/oz)	$661	$704
Royalties ($/oz)	$66	$64
Total cash costs[2] ($/oz)	$727	$768
All-in sustaining costs[2] ($/oz)	$886	$955

[1]	Strip ratio is calculated as waste mined divided by ore mined.

[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
Attributable gold production for the first quarter 2017 was 9% higher compared to the same prior year period due to higher throughput and grades, partially offset by lower recoveries. Mill throughput was higher during the first quarter 2017, despite 47% hard rock content (March 31, 2016 - 35%). The processing of hard rock improved as a result of major mill improvements in 2016, including the installation of a secondary crusher and power flex drive combined with the new liner design. Based on the success of the secondary crusher, Rosebel is studying further modifications to the crushing and grinding circuit to improve hard rock processing capacity. Higher grades were realized due to mine sequencing and the drawdown of higher grade stockpiles compared to the same prior year period, while lower recoveries were partly due to circuit maintenance which resulted in slightly coarser grinds and reduced residence time. Mining activities were lower compared to the same prior year period due to increased hauling distances as a great proportion of ore was sourced further from the mill, harder rock, and an increased level of rainfall. Due to design optimization as well as drilling and blasting initiatives, Rosebel was able to significantly reduce their consumption of explosives compared to the prior year period without compromising results, resulting in both cost savings and a reduction in the dilution factor.
Cost of sales per ounce sold and total cash costs per ounce produced for the first quarter 2017 were 10% and 5% lower, respectively, compared to the same prior year period primarily due to higher sales and production, partially offset by higher realized fuel prices.
All-in sustaining costs per ounce sold for the first quarter 2017 were 7% lower compared the same prior year period primarily due to lower sustaining capital expenditures and lower cost of sales. Included in cash costs and all-in sustaining costs for the first quarter 2017 was the impact of realized derivative losses of $nil per ounce produced and sold, respectively (March 31, 2016 - $9 and $9).
Sustaining capital expenditures for the first quarter 2017 of $10.9 million included capitalized stripping of $5.0 million, capital spares of $3.2 million, mobile equipment of $1.0 million, and other sustaining capital of $1.7 million. Non-sustaining capital expenditures for the first quarter 2017 of $0.7 million primarily related to the secondary crusher.
Following the encouraging results from the 2016 exploration program and the ongoing 2017 infill diamond drilling program at the Saramacca project, a National Instrument 43-101 resource estimate is expected to be completed by the third quarter 2017. In order to continue to maximize reserves, Rosebel continues to focus on near-pit exploration, with priority given to zones in the northern trend due to their proximity to the mill.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2017

Outlook
The Company maintains its 2017 Rosebel guidance. Rosebel’s attributable production in 2017 is expected to be between 295,000 and 305,000 ounces. Capital expenditures are expected to be approximately $70 million, comprised of $65 million of sustaining and $5 million of non-sustaining capital.
Canada – Westwood Mine (IAMGOLD interest – 100%)
Summarized Results

	Three months ended March 31,
	2017	2016
Mine operating statistics
Ore mined (000s t)	144	80
Ore milled (000s t)	153	85
Head grade (g/t)	6.50	5.77
Recovery (%)	94	93
Gold production - (000s oz)	30	15
Gold sales - (000s oz)	28	18

Performance measures
Average realized gold price[1] ($/oz)	$1,230	$1,199
Cost of sales ($/oz)[2]	$792	$1,236
Total cash costs[1] ($/oz)	$759	$857
All-in sustaining costs[1] ($/oz)	$965	$890

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

[2]	Does not consider the impact of normalization of costs and revised ramp-up for the three months ended March 31, 2017 of $25 per ounce sold (three months ended March 31, 2016 - $343).
In March 2017, all required documentation to support the reopening of the 104 block that had been affected by the seismic event in 2015, including the geomechanical risk management plan, was submitted to the governing body. On March 21, 2017, Westwood received approval from provincial regulators in Quebec to resume mining activities in the area.
Gold production for the first quarter 2017 was 100% higher than the same prior year period primarily due to the continued ramp-up resulting in higher throughput as well as higher grades due to mining from the 132 level.
Underground development continued in the first quarter 2017 to open up access to new mining areas with lateral and vertical development of approximately 5,100 and 700 metres averaging 65 metres per day. The plan for Westwood includes 20 kilometres of development during 2017, including lateral and vertical development of 17.8 and 2.6 kilometres, respectively, with a focus on ramp breakthroughs and infrastructure development in future development blocks at lower levels.
Cost of sales per ounce sold and total cash costs per ounce produced for the first quarter 2017 were 36% and 11% lower, respectively, than the same prior year period, primarily due to higher sales and production. Total all-in sustaining costs per ounce sold for the first quarter 2017 were 8% higher compared to the same prior year period primarily due to higher sustaining capital and lower normalization, partially offset by higher sales volume and lower cost of sales.
In accordance with International Financial Reporting Standards, the Company reduced the costs attributed to inventory for the first quarter 2017 by $0.7 million (March 31, 2016 - $6.1 million) to normalize for the amount of fixed overhead on a per unit basis as a consequence of abnormally low production. The Company reduced total cash costs and all-in sustaining costs for the first quarter 2017 by $23 and $25 per ounce produced and sold, respectively (March 31, 2016 - $418 and $343). The Company does not expect to continue normalizing total cash costs and all-in sustaining costs as the operations reached normal production levels at the beginning of the second quarter 2017.
Sustaining capital expenditures for the first quarter 2017 of $5.7 million included underground development of $4.7 million, underground construction of $0.6 million, and other sustaining expenditures of $0.4 million. Non-sustaining capital expenditures for the first quarter 2017 of $11.0 million included expansion/ramp-up development of $10.4 million, and other non-sustaining expenditures of $0.6 million.
Outlook
The Company maintains its 2017 Westwood guidance. Westwood’s gold production is expected to be between 115,000 and 125,000 ounces in 2017 as a result of the continued ramp up to full production. Capital expenditures are expected to be approximately $65 million, consisting of $20 million in sustaining and $45 million in non-sustaining capital.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2017

Mali – Sadiola Mine (IAMGOLD interest – 41%)
Summarized Results 41% Basis

	Three months ended March 31,
	2017	2016
Mine operating statistics
Total material mined (000s t)	1,376	1,105
Ore milled (000s t)	504	482
Head grade (g/t)	0.95	1.22
Recovery (%)	95	95
Attributable gold production - (000s oz)	16	19
Attributable gold sales - (000s oz)	15	19

Performance measures
Average realized gold price[1] ($/oz)	$1,218	$1,193
Total cash costs[1] ($/oz)	$957	$795
All-in sustaining costs[1] ($/oz)	$1,016	$821

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
Attributable gold production for the first quarter 2017 was 16% lower than the same prior year period as a result of lower grades, partially offset by increased throughput. The decrease in production and sales resulted in a 20% and 24% increase to total cash costs and all-in sustaining costs per ounce produced and sold, respectively.
The Company expects Sadiola to continue mining oxides into early 2018 and processing oxides into early 2019. The Company intends to move ahead with the Sadiola sulphide project with construction commencing upon the Government of Mali’s renewal of construction and operating permits, the power agreement and fiscal terms related to the project. An optimization study is being completed to refine project economics.
Mali - Yatela Mine (IAMGOLD interest - 40%)
The Yatela mine produced and sold 1,000 ounces in the first quarter 2017, consistent with the same prior year period. Stacking activity ceased in 2014 and closure activities continue. A limited quantity of production continues from rinsing of the leach pads.
EXPLORATION
The Company was active at brownfield and greenfield exploration projects in nine countries located in West Africa and the Americas.
In the first quarter 2017, expenditures for exploration and project studies totaled $14.2 million compared to $9.9 million in the same prior year period, of which $10.9 million was expensed and $3.3 million was capitalized. The increase of $4.3 million in total exploration expenditures compared to the same prior year period reflects increased activities related to a larger planned exploration program compared to the prior year. Drilling activities on active projects and mine sites totaled approximately 102,000 metres for the first quarter 2017.

	Three months ended March 31,
($ millions)	2017	2016
Exploration projects - greenfield	$6.9	$5.4
Exploration projects - brownfield[1]	6.3	3.7
	13.2	9.1
Feasibility and other studies	1.0	0.8
	$14.2	$9.9

[1]
Exploration projects - brownfield for 2017 and 2016 exclude expenditures related to Joint Ventures of $0.7 million and $0.1 million, respectively, and include near-mine exploration and resource development of $2.8 million and $1.9 million, respectively.

OUTLOOK
The Company is maintaining its 2017 exploration expenditure guidance of $47.0 million, excluding project studies. The 2017 resource development and exploration program includes approximately 230,000 to 250,000 metres of reverse circulation and diamond drilling.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2017

($ millions)	Capitalized[2]	Expensed	Total
Exploration projects - greenfield	$—	$25	$25
Exploration projects - brownfield[1]	11	11	22
	11	36	47
Feasibility and other studies	9	6	15
	$20	$42	$62

[1]	Exploration projects - brownfield include planned near-mine exploration and resource development of $11 million.

[2]	The capitalized portion of the 2017 planned spending of $20 million is included in the Company's capital spending guidance of $250 million +/- 5%.
CÔTÉ GOLD PROJECT, CANADA
As at December 31, 2016, reported resources included indicated resources of 289.2 million tonnes grading 0.9 g/t Au for 8.4 million ounces of gold and inferred resources of 66.9 million tonnes grading 0.6 g/t Au for 1.2 million ounces (see news release dated February 22, 2017). The Company confirms that mineral reserves have not yet been declared for the Côté Gold project.
During the first quarter 2017, the Company received notice of approval of the project’s provincial environmental assessment from the Ontario Ministry of Environment and Climate Change. This follows a previous notification received in 2016 from the Federal Minister of Environment and Climate Change that, after assessment by the department, the Côté Gold project is not likely to cause significant adverse environmental effects and that the project may proceed subject to the conditions listed in the assessment report and obtaining any required approvals and permits.
Also during the quarter, the Company announced the results of a Preliminary Economic Assessment (“PEA”) completed jointly by IAMGOLD and Amec Foster Wheeler, with inputs from technical studies completed by other consultants (see news release dated January 26, 2017). The PEA represents a conceptual study of the potential viability of the mineral resources that have been defined to date on the project, where the accuracy of the cost estimates are -30%/+50%. The purpose of the PEA study was to assess the potential development alternatives available with an improved land position following the acquisition of additional ownership interests and claims, and to reduce the energy requirements of the project while minimizing infrastructure development needs.
Based on the PEA, the project outlines a potentially economically viable project that at a $1,200 per ounce gold price would generate an estimated 12.9% after-tax internal rate of return. The project would have a 21-year mine life, producing on average 302,000 ounces of gold a year at average cash costs of $564/oz and all-in sustaining costs of $686/oz. A technical report summarizing the PEA has been filed on SEDAR.
The PEA recommended the completion of a further pre-feasibility study to validate and detail the elements of the development concept set out in the PEA, and to determine whether it is a viable development alternative. The pre-feasibility study will include additional drilling, engineering studies and environmental studies, including hydrological, hydrogeological and geotechnical analyses. The pre-feasibility study is progressing on schedule and in line with the development layout disclosed in the February 2017 PEA.  The field programs and technical sub-studies being undertaken to support the pre-feasibility study are largely complete and cost estimating is well underway. The Company continues to expect the pre-feasibility study to be completed by late second quarter 2017.
Regional exploration activities continue within the 516 square kilometre property surrounding the Côté Gold deposit to develop and assess exploration targets that could further maximize the Company’s flexibility with respect to any future development decisions. A diamond drilling program commenced during the quarter with approximately 350 metres completed as part of a planned 2017 drilling program totaling 10,500 metres to test selected high priority exploration targets. The results will be validated and compiled as they are received to guide the ongoing exploration.
BROWNFIELD EXPLORATION PROJECTS
The Company's mine and regional exploration teams continued to conduct systematic brownfield exploration and resource development work during the first quarter 2017 at the Essakane, Rosebel and Westwood operations.
Essakane, Burkina Faso
Approximately 13,700 metres of reverse circulation and diamond drilling were completed on the mine lease and surrounding concessions during the first quarter 2017. On the mine lease, drilling focused on resource expansion in areas adjacent to and at depth below the Essakane pit. Infill drilling was completed to upgrade inferred mineral resources south of the main Essakane pit and at Fala East located just to the east of the currently mined Falagountou pit, which is located 8 kilometres to the east of the Essakane operation.
On the surrounding concessions, a program of diamond and reverse circulation drilling has commenced on selected priority targets and the results will be used to guide future exploration.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2017

Rosebel, Suriname
The near mine and regional exploration programs continue to focus on evaluating potential resource expansions and exploration targets in the vicinity of existing operations to support the ongoing strategic objective to discover and outline additional mineral resources within softer and near surface saprolite and transition rocks. During the first quarter 2017, approximately 26,400 metres of reverse circulation and diamond drilling were completed on the Rosebel mine lease and surrounding mineral concessions, including approximately 13,400 metres completed on the Saramacca property.
An initial diamond drilling program was completed on the Saramacca property at the end of the fourth quarter 2016, designed to validate historical drilling results and to begin delineation of the historical mineralization. The program successfully confirmed previous exploration results and intersected mineralization hosted in soft saprolite to depths from surface ranging between 50 to 100 metres localized within multiple mineralized structures along an approximately 2 kilometres long and 600 metres wide corridor. During the first quarter 2017, the Company announced assay results from this drilling program (see news release dated February 13, 2017). Highlights included: 4.31 g/t Au over 101.0 metres; 3.98 g/t Au over 78.0 metres; 5.22 g/t Au over 46.5 metres and 4.78 g/t Au over 24.0 metres.
Based on the encouraging results from the 2016 program, the Company commenced a follow up infill diamond drilling program at Saramacca comprised of approximately 15,000 to 17,000 metres of diamond drilling on a nominal 50 x 50 metre drilling pattern to further define and confirm continuity of the key mineralized structures. The first assay results from this ongoing infill drilling program continue to confirm wide intervals of high grade mineralization. Highlights include: 40.91 g/t Au over 60.5 metres, including 75.91 g/t Au over 19.5 metres, and 5.33 g/t Au over 52.6 metres (see news release dated March 29, 2017). To date, the mineralized zone remains open along strike and at depth. Further assay results will be reported as they are received, validated and compiled. The drilling results will be incorporated into a deposit model to support an initial National Instrument 43-101 resource estimate expected to be completed by the third quarter 2017.
Westwood, Canada
In the first quarter 2017, underground excavation totaled 6,169 metres of lateral and vertical development. In addition, approximately 24,600 metres of resource development diamond drilling and 1,600 metres of service holes were drilled during the quarter. A substantial diamond drilling program of over 100,000 metres of definition drilling is planned for 2017 to focus on the infill drilling of known zones to upgrade existing inferred mineral resources and advance resource definition in areas to be mined.
GREENFIELD EXPLORATION PROJECTS
In addition to the mine site and brownfield exploration programs described above, the Company conducted active exploration and drilling programs on a number of early to advanced stage greenfield exploration projects during the first quarter 2017. Highlights include:
Boto, Senegal
Effective December 31, 2016, the Boto Gold project hosts an indicated resource of 27.7 million tonnes averaging 1.8 g/t Au for 1.56 million ounces of gold and an inferred resource of 2.9 million tonnes averaging 1.3 g/t Au for 125,000 ounces (see news release dated February 22, 2017).
During the first quarter of 2017, approximately 7,700 metres of diamond drilling were completed to follow up encouraging results from the 2016 drilling program at the Malikoundi deposit as well as to further explore for additional mineral resources along known mineralized trends associated with the Boto 5 and 6 zones. The results of this drilling will be incorporated into a revised geological model to support an updated resource estimate in 2017.
Various technical and environmental studies are ongoing to advance the economic evaluation of the project.
Pitangui, Brazil
Effective December 31, 2016, reported mineral resources at the São Sebastião deposit are comprised of an inferred resource of 4.3 million tonnes grading 5.0 g/t Au for 679,000 ounces of gold (see news release dated February 22, 2017).
In late 2016, the Company received the necessary permits to complete drilling of the interpreted up-plunge extension of the São Sebastião deposit within a densely vegetated area. As such, the focus of the 2017 exploration drilling program will be to evaluate the up-plunge extension area for additional resources. Just over 2,300 metres of diamond drilling were completed in the first quarter and the results will be used to update the mineral resources in 2017.
Various technical and environmental studies are ongoing to advance the economic evaluation of the project.
Siribaya, Mali
Effective December 31, 2016, total resources estimated for the Siribaya project include indicated resources of 2.1 million tonnes grading 1.9 g/t Au for 129,000 ounces of gold, and inferred resources of 19.8 million tonnes grading 1.7 g/t Au for 1.1 million ounces. Of the inferred resources, the recently discovered Diakha deposit hosts 14.8 million tonnes grading 1.8 g/t Au for 863,000 ounces, accounting for 75% of the total tonnage and 79% of the contained gold within the total inferred resources at Siribaya (see news release dated February 22, 2017).

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2017

On February 28, 2017, the Company acquired, in an all share transaction, all of the issued and outstanding common shares and all of the outstanding common share purchase warrants and options that it did not already own of Merrex. Merrex is a Canadian junior exploration company that owns a 50% interest in the Siribaya project in Mali. Including the 50% previous ownership interest, the Company now has a 100% interest in the Siribaya project. The Company issued an aggregate of 6.9 million common shares, amounting to 1.5% of its issued and outstanding shares immediately prior to completion of the transaction. The total purchase price amounted to $27.5 million, which included transaction costs of $0.2 million and is net of cash and cash equivalents acquired of $0.1 million.
During the first quarter, approximately 6,300 metres of diamond and reverse circulation drilling were completed. The drilling program is designed to follow up the encouraging results from the 2016 drilling program with the objectives to increase confidence in the known mineralized zones at the Diakha deposit and to extend mineralization north and southward along strike. The results will be used to update the mineral resources in 2017.
Monster Lake Joint Venture, Canada
The Monster Lake project, located 50 kilometres southwest of Chibougamau, Quebec, is held under an earn-in option to joint venture agreement with TomaGold Corporation. The Company holds an undivided 50% interest in the property, and holds an option to earn a further 25% undivided interest, for a total 75% undivided interest in the project, should it spend a total of C$10.0 million on the project within a seven year period, beginning January 1, 2015.
During the first quarter 2017, just over 8,600 metres of diamond drilling were completed to better define and extend the 325-Megane zone, and also to drill test a possible second zone discovered in 2016 located north of the 325-Megane zone. Assay results will be reported once they are received, validated and compiled. The drill results will be used to guide future drilling and will be incorporated into a deposit model to support the completion of an initial mineral resource estimate in 2017, if results merit.
Nelligan Joint Venture, Canada
The Nelligan project is held under an earn-in option to joint venture agreement with Vanstar Mining Resources Inc., signed on November 12, 2014, whereby the Company may earn up to an initial 50% interest in the property by completing staged cash payments totaling C$0.6 million, and the completion of C$4.0 million in exploration expenditures over a period of four and a half years. The Company can elect to earn an additional 25% to 30% undivided interest by completing pre-feasibility and feasibility studies and making additional cash payment totaling C$0.5 million.
During the first quarter 2017, assay results were reported from drilling completed in the fourth quarter 2016, comprised of five diamond drill holes totaling 2,225 metres. The program targeted a newly discovered mineralized zone located north of the previously known Liam zone. Highlights include: 15.6 metres grading 2.17 g/t Au, 12.7 metres grading 1.76 g/t Au, 6.4 metres grading 12.34 g/t Au and 20.3 metres grading 1.69 g/t Au (see Vanstar news release dated March 14, 2017).
Approximately 6,900 metres of diamond drilling were also completed during the first quarter to follow up on the encouraging results from the 2016 program and further explore the new discovery and other IP geophysical anomalies on the property. The results of this ongoing drilling program are pending, and once received and validated, will be used to guide further drill targeting.
Eastern Borosi Joint Venture, Nicaragua
The 176 square kilometre Eastern Borosi project is located in the Golden Triangle of Northeast Nicaragua and is held under an earn-in option to joint venture agreement with Calibre Mining Corporation (“Calibre”). Signed on May 26, 2014, the Company may earn up to a 70% interest in the project by completing scheduled cash payments and exploration work expenditures totaling $10.9 million over six years.
During the quarter, just over 3,100 metres of a planned 7,000 metre diamond drilling program were completed. The program’s objective is to evaluate the resource potential of the Guapinol, Riscos de Oro and East Dome veins. If the results are positive, they will be used to complete a National Instrument 43-101 resource estimate. In 2017, the Company expects to vest an initial 51% interest in the project, upon which, it may elect to enter the second option to earn up to a 70% interest in the project by completing additional exploration expenditures totaling $4.5 million and making $0.5 million in payments to Calibre by May 26, 2020.
OTHER
Loma Larga (formerly Quimsacocha), Ecuador
The Company, through its 35.6% equity ownership interest in INV Metals, has an indirect interest in the Loma Larga gold, silver and copper project in southern Ecuador. INV Metals has completed a preliminary feasibility study supporting the proposed development of an underground mine with an anticipated production rate of 3,000 tonnes per day, average annual gold production of 150,000 ounces, and a mine life of approximately 12 years (see INV Metals' news release dated July 14, 2016).
On March 2, 2017, the Company participated in INV Metals' public equity offering and acquired an additional 9.8 million common shares of INV Metals. This acquisition allowed the Company to maintain its 35.6% ownership in INV Metals.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2017

QUARTERLY FINANCIAL REVIEW

	2017	2016				2015
($ millions, except where noted)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues from continuing operations	$260.5	$252.5	$282.4	$232.5	$219.7	$238.2	$207.6	$226.5
Net earnings (loss) from continuing operations[1]	$(16.8)	$(2.8)	$21.1	$(9.2)	$52.7	$(677.5)	$(84.9)	$(20.3)
Net earnings from discontinued operations	$—	$—	$—	$—	$—	$—	$1.2	$—
Net earnings (loss)	$(16.8)	$(2.8)	$21.1	$(9.2)	$52.7	$(677.5)	$(83.7)	$(20.3)
Net earnings (loss) attributable to equity holders of IAMGOLD	$(18.0)	$(5.3)	$17.0	$(12.2)	$53.1	$(675.9)	$(83.8)	$(19.7)
Basic and diluted earnings (loss) attributable to equity holders of IAMGOLD ($/share)	$(0.04)	$(0.01)	$0.04	$(0.03)	$0.13	$(1.73)	$(0.21)	$(0.05)

[1]	In the fourth quarter 2015, Net loss from continuing operations included after-tax impairment charges of $580.0 million.
FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES
At March 31, 2017, Cash, cash equivalents and restricted cash were $1,184.7 million, including $505.6 million used to redeem the Company's senior unsecured notes on April 3, 2017.
The Company’s total restricted cash of $111.6 million is held for the guarantee of asset retirement obligations at its Doyon, Essakane and Rosebel mines.
Included in short-term restricted cash was $92.8 million held by the Government of Quebec for the Doyon mine. The Company has the right to replace the cash collateral with another form of acceptable collateral as prescribed by Government regulations. Included in long-term restricted cash was $13.8 million and $5.0 million held by the Government of Burkina Faso and the Government of Suriname at Essakane and Rosebel, respectively.
On February 28, 2017, the Company acquired all of the issued and outstanding common shares and all of the outstanding common share purchase warrants and options of Merrex Gold Inc. ("Merrex"), that it did not already own. Merrex owns a 50% interest in the Siribaya project in Mali. Including the 50% interest held directly, the Company now has a 100% interest in the Siribaya project. IAMGOLD issued an aggregate of approximately 6.9 million common shares. The total purchase price amounted to $27.5 million, which includes transaction costs of $0.2 million, and is net of cash and cash equivalents acquired of $0.1 million.
On March 2, 2017, the Company participated in INV Metals' public equity offering and acquired an additional 9.8 million common shares of INV Metals at a price of C$1.00 per share for an aggregate amount of $7.4 million (C$9.8 million). This acquisition allowed the Company to maintain its 35.6% ownership in INV Metals.
During the first quarter 2017, the Company issued a total of 3.4 million flow-through common shares for net proceeds of $15.1 million. The flow-through common shares were issued to fund prescribed development expenditures on the Westwood mine. As at March 31, 2017, the remaining unspent amount was $10.7 million.
Working capital1 as of March 31, 2017, was $720.0 million, down $97.4 million compared to December 31, 2016 due to higher current liabilities ($512.7 million) partially offset by higher current assets ($415.3 million).
Current assets as of March 31, 2017 were $1,428.2 million, including $505.6 million used to redeem the Company's 6.75% senior unsecured notes on April 3, 2017, up $415.3 million compared to December 31, 2016 mainly due to net proceeds from the issuance of the Notes ($393.6 million), partially offset by lower receivables and other current assets ($2.4 million) and lower inventories ($4.2 million).
Current liabilities as of March 31, 2017 were $708.2 million, up $512.7 million compared to December 31, 2016 due to the reclassification from long-term debt of the Company's 6.75% senior unsecured notes ($505.6 million) redeemed on April 3, 2017 and higher income taxes payable ($9.6 million).

Working Capital	March 31, 2017	December 31, 2016
Working capital[1] ($ millions)	$720.0	$817.4
Current working capital ratio[2]	2.0	5.2

[1]	Working capital is defined as current assets less current liabilities.

[2]	Current working capital ratio is defined as current assets divided by current liabilities.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2017

On March 16, 2017, the Company issued at face value $400 million of Notes due in 2025 with an interest rate of 7.00% per annum. The Notes are denominated in U.S. dollars and mature on April 15, 2025. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on October 15, 2017. The Notes are guaranteed by some of the Company's subsidiaries.
The Company incurred transaction costs of $6.4 million which have been capitalized and offset against the carrying amount of the Notes within Long-term debt in the Consolidated balance sheet and are being amortized using the effective interest rate method.
Subsequent to the first quarter 2017 on April 3, 2017, the Company used the net proceeds of the Notes issuance, along with existing cash, towards the redemption of its 6.75% senior unsecured notes, for a total of $505.6 million. As a result of the change in the estimated future cash flows, the amortized cost of $485.4 million of the 6.75% senior unsecured notes has been adjusted as at March 31, 2017 to reflect the actual future cash flows of $505.6 million. The resulting loss of $20.2 million was recognized in Interest income and derivatives and other investment gains (loss) in the Consolidated statements of earnings.
On February 1, 2016, the Company entered into a four-year $250 million credit facility consisting of a fully committed $100 million secured revolving credit facility and a $150 million accordion. During 2016, the Company amended the credit facility to increase the fully committed credit facility from $100 million to $250 million, resulting in $80 million remaining under the accordion. On February 7, 2017, the Company amended the credit facility, utilizing the remaining accordion and adding additional commitments of $80 million, bringing the total commitments under the facility to $250 million, with similar terms and conditions. The key terms of the facility include limitations on incremental debt, restrictions on distributions and financial covenants including Net Debt to EBITDA, Tangible Net Worth, Interest Coverage and Minimum Liquidity. The credit facility provides for an interest rate margin above London Interbank Offered Rate (“LIBOR”), banker’s acceptance (“BA”) prime rate and base rate advances which varies according to the total net debt ratio of the Company. Fees related to the credit facility vary according to the total net debt ratio of the Company. This credit facility is secured by some of the Company's real assets, guarantees by some of the Company’s subsidiaries and pledges of shares in some of the Company's subsidiaries. The maturity date of this credit facility is February 1, 2020. The Company was in compliance with its credit facility covenants as at March 31, 2017.
As of March 31, 2017, letters of credit worth $2.9 million were drawn against the secured revolving credit facility for the guarantee of certain asset retirement obligations, and $0.4 million under a separate letter of credit.
CONTRACTUAL OBLIGATIONS
Contractual obligations as of March 31, 2017 were $1,246.5 million, and comprise primarily of contractual cash flows on long-term debt, purchase obligations, operating leases and capital expenditure obligations. Included in contractual obligations are contractual cash flows of $505.6 million relating to the 6.75% senior unsecured notes, which were paid by the Company on April 3, 2017. Management believes these obligations will be met through available cash resources and net cash from operating activities.
The Company holds hedge derivative contracts that are included in the summary of outstanding derivative contracts in the Financial condition - Market risk section.
MARKET RISK
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company’s financial condition. The Company mitigates market risk by establishing and monitoring parameters which limit the types and degree of market risk which may be undertaken, and establishing trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.
CURRENCY EXCHANGE RATE RISK
The Company’s objective is to hedge a portion of its exposure to Canadian dollars and Euros resulting from operating and capital expenditure requirements at Essakane, Rosebel, Westwood and the Corporate offices.
OIL CONTRACTS AND FUEL MARKET PRICE RISK
Low sulfur diesel and fuel oil are key inputs to extract tonnage and, in some cases, to wholly or partially power operations. Brent and West Texas Intermediate ("WTI") are components of diesel and fuel oil, respectively, such that changes in the price of crude oil directly impacts diesel and fuel oil costs.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2017

SUMMARY OF OUTSTANDING HEDGE DERIVATIVE CONTRACTS
The Company has entered into derivative contracts to limit the impact of fluctuations as a result of significant volatility in global markets by hedging a portion of its expected consumption of Canadian dollars, Euros and oil equivalents.
At March 31, 2017, the Company’s outstanding hedge derivative contracts were as follows:

Contracts	2017	2018
Foreign Currency
Canadian dollar option contracts (millions of C$)	117	60
Option contracts rate range (C$/$)	1.30 - 1.40[1]	1.30 - 1.45[2]
Hedge ratio[2]	57%	22%

Euro option contracts (millions of €)	95	—
Option contracts rate range ($/€)	1.00 - 1.20[3]	—
Hedge ratio[2]	48%	—
Commodities
Brent crude oil option contracts (thousands of barrels)	378	344
Option contracts with strike prices at ($/barrel)	60[4]	60[4]
Hedge ratio[2]	74%	52%

WTI crude oil option contracts (thousands of barrels)	297	247
Option contracts with strike prices at ($/barrel)	60[4]	60[4]
Hedge ratio[2]	70%	47%

[1]
The Company purchased three types of Canadian dollar options in 2017, which consist of call options at a strike price of $1.30, call options at a strike price of $1.35, and collar options in the range of $1.30 and $1.40. The Company will benefit from the margin between the lower market price and the set put strike price of $1.30. If U.S dollar to C$ market prices are above the $1.40 call strike prices in 2017, the Company will incur a loss from the margin between the higher market price and the $1.40 call strike price.

[2]
The Company purchased Canadian dollar collar options with strike prices within the given range in 2018. If U.S dollar to C$ market prices are below the low end of the range of the put strike prices in 2018, the Company will benefit from the margin between the lower market price and the set put strike price. If U.S dollar to C$ market prices are above the high end of the range of the US$ call strike prices in 2018, the Company will incur a loss from the margin between the higher market price and the set call strike price.

[3]
The Company purchased Euro collar options with strike prices within the given range in 2017. If EUR to U.S. dollar market prices are below the low end of the range in 2017, the Company will incur a loss from the margin between the lower market price and the set put strike price. If EUR to U.S. dollar market prices are above the high end of the range of the call strike price in 2017, the Company will benefit from the margin between the higher market price and the set call strike price.

[4]
The Company purchased call options with a strike price of $60. If crude oil prices are greater than the call strike price ($60) in 2017 and 2018, the Company will benefit from the margin between the higher market price and the set call strike price.

SHAREHOLDERS’ EQUITY

Number issued and outstanding (millions)	March 31, 2017	May 8, 2017
Common shares	464.7	464.7
Share options	7.5	7.5
CASH FLOW

	Three months ended March 31,
($ millions)	2017	2016
Net cash from (used in) per consolidated financial statements:
Operating activities	$68.3	$51.4
Investing activities	(54.6)	95.0
Financing activities	408.0	(42.4)
Effects of exchange rate fluctuation on cash and cash equivalents	(0.6)	1.7
Increase in cash and cash equivalents	421.1	105.7
Cash and cash equivalents, beginning of the period	652.0	481.0
Cash and cash equivalents, end of the period	$1,073.1	$586.7
OPERATING ACTIVITIES
Net cash from operating activities for the first quarter 2017 was $68.3 million, up $16.9 million from the same prior year period. The increase was mainly due to higher earnings after non-cash adjustments ($30.6 million) and lower net settlement of derivatives ($4.9 million), partially offset by a change in the movement of non-cash working capital ($17.2 million).

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2017

INVESTING ACTIVITIES
Net cash used in investing activities for the first quarter 2017 was $54.6 million, up $149.6 million from the same prior year period. The increase was mainly due to proceeds from the sale of gold bullion in 2016 ($170.3 million), partially offset by lower spending on Property, plant and equipment and exploration and evaluation assets ($23.6 million).
FINANCING ACTIVITIES
Net cash from financing activities for the first quarter 2017 was $408.0 million, up $450.4 million from the same prior year period. The increase was mainly due to net proceeds from the issuance of the Notes ($393.6 million) which were used towards the redemption of the 6.75% senior unsecured notes on April 3, 2017, and the repayment on the unsecured revolving credit facility in 2016 ($70.0 million), partially offset by a decrease in proceeds from the issuance of flow-through common shares ($15.2 million).
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES
The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as at December 31, 2016 under the supervision of the Company’s Disclosure Committee and with the participation of management. Based on the results of that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2016 providing reasonable assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.
Since the December 31, 2016 evaluation, there have been no material changes to the Company's disclosure controls and procedures and their design remains effective.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of consolidated financial statements in compliance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS as issued by the IASB;

•	ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the consolidated financial statements.
An evaluation of the effectiveness of the Company’s internal control over financial reporting including an evaluation of material changes that may have materially affected or are reasonably likely to have materially affected the internal controls over financial reporting based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, was conducted as of December 31, 2016 by the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2016.
There have been no material changes in the Company's internal control over financial reporting or in other factors that could affect internal controls during the first quarter 2017 and their design remains effective.
LIMITATIONS OF CONTROLS AND PROCEDURES
The Company’s management, including the Chief Executive Officer and Chief Financial Officer believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2017

CRITICAL JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
The critical judgments, estimates and assumptions applied in the preparation of the Company's consolidated financial statements are reflected in note 3 of the Company's audited annual consolidated financial statements for the year ended December 31, 2016.
Qualified Person and Technical information
The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Craig MacDougall, P.Geo., Senior Vice President, Exploration, IAMGOLD.  Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.
Data verification involves data input and review by senior project geologists at site, scheduled weekly and monthly reporting to senior exploration management and the completion of project site visits by senior exploration management to review the status of ongoing project activities and data underlying reported results. All drilling results for exploration projects or supporting resource and reserve estimates referenced in this MD&A have been  previously reported in news releases disclosures either by the Company or the project operator as the case may be (see references news releases), and have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects. The sampling and assay data from drilling programs are monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the project geologists and sawn in half with a diamond saw at the project site. Half of the core is typically retained at the site for reference purposes. Generally, sample intervals are  1.0 to 1.5 metre in length and reverse circulation holes are sampled at 1.0 metre intervals at the drill rig. Samples are prepared and analyzed at site for the Company's producing mines and at accredited regional laboratories for the Company's exploration projects, using analysis techniques such as standard fire assay with a 50 gram charge; fire assay with gravimetric finish, or LeachWELL rapid cyanide leach with fire assay with a 50 gram charge.
NEW ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

For a discussion of new accounting standards issued but not yet effective that may impact the Company, refer to note 3 of the Company’s consolidated interim financial statements.
RISKS AND UNCERTAINTIES

The Company is subject to various business, financial and operational risks which could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement on Forward-Looking Information found in this document.
IAMGOLD’s vision challenges it to generate superior value for its stakeholders through accountable mining. The Company’s business activities expose it to significant risks due to the nature of mining, exploration and development activities. The ability to manage these risks is a key component of the Company’s business strategy and is supported by a risk management culture and an effective enterprise risk management (“ERM”) approach.
These practices ensure management is forward looking in its assessment of risks. Identification of key risks occurs in the course of business activities, while pursuing business approved strategies and as part of the execution of risk oversight responsibilities at the Management and Board of Directors level.
The Company’s view of risks is not static. An important component of its ERM approach is to ensure key risks which are evolving or emerging are appropriately identified, managed, and incorporated into existing ERM assessment, measurement, monitoring and reporting processes.
For a more comprehensive discussion of the risks faced by the Company, refer to the Company’s latest AIF, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The AIF, which is filed and viewable on www.sedar.com and www.sec.gov/edgar.html, is available upon request from the Company, and is incorporated by reference into this MD&A.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2017

NON-GAAP1 PERFORMANCE MEASURES

The Company uses certain non-GAAP financial performance measures in its MD&A, which are described in the following section.
GOLD MARGIN
The Company’s MD&A refers to gold margin per ounce, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its gold mines. The information allows management to assess how well the gold mines are performing, relative to the plan and to prior periods, as well as assess the overall effectiveness and efficiency of gold operations.
In periods of volatile gold prices, profitability changes with altering cut-off gold grades. Such a decision to alter the cut-off gold grade will typically result in a change to total cash costs per ounce, but it is equally important to recognize gold margins also change at a similar rate. While mining lower-grade ore results in less gold being processed in any given period, over the long-run it allows the Company to optimize the production of profitable gold, thereby maximizing the Company’s total financial returns over the life of the mine to maximize the total value of the asset going forward. At the same time, the site operating teams seek to achieve the best performance in terms of cost per tonne mined, cost per tonne processed and overheads.
Gold margin per ounce does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

	Three months ended March 31,
($/oz of gold)	2017	2016
Average realized gold price[1]	$1,230	$1,188
Total cash costs[2,3]	766	746
Gold margin	$464	$442

[1]	Refer to the section below.

[2]	Refer to page 24 for calculation.

[3]	Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.
AVERAGE REALIZED GOLD PRICE PER OUNCE SOLD
Average realized gold price per ounce sold is intended to enable management to understand the average realized price of gold sold in each reporting period after removing the impact of non-gold revenues and by-product credits.
Average realized gold price per ounce sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following table provides a reconciliation of average realized gold price per ounce sold to revenues as per the consolidated interim financial statements.

	Three months ended March 31,
($ millions, except where noted)	2017	2016
Revenues	$260.5	$219.7
Royalty revenues	(0.1)	(0.1)
By-product credits and other revenues	(1.1)	(0.8)
Revenues - owner-operator	$259.3	$218.8
Sales - owner-operator (000s oz)	210	184
Average realized gold price per ounce[1] - owner-operator ($/oz)	$1,231	$1,188
Revenues - Joint Ventures	$19.3	$23.8
Sales - Joint Ventures (000s oz)	16	20
Average realized gold price per ounce[1] - Joint Ventures ($/oz)	$1,218	$1,193
Average realized gold price per ounce[1,2] ($/oz)	$1,230	$1,188

[1]	Average realized gold price per ounce sold may not calculate based on amounts presented in this table due to rounding.

[2]	Average realized gold price per ounce sold, consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

________________

[1]	GAAP – Generally accepted accounting principles.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2017

ADJUSTED NET EARNINGS (LOSS) ATTRIBUTABLE TO EQUITY HOLDERS
Adjusted net earnings (loss) attributable to equity holders of IAMGOLD and adjusted net earnings (loss) attributable to equity holders of IAMGOLD per share are non-GAAP performance measures. Management believes these measures better reflect the Company’s performance for the current period and are better indications of its expected performance in future periods. These measures are used internally by the Company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the Company believes these measures are useful to investors in assessing the Company’s underlying performance. These measures are intended to provide additional information, but are unlikely to be comparable to similar measures presented by other issuers. These measures do not have any standardized meaning prescribed by IFRS, are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adjusted net earnings (loss) attributable to equity holders of IAMGOLD represents net earnings (loss) attributable to equity holders excluding certain impacts, net of taxes, such as write-down (recovery) of assets, gain or loss on sales of assets, unrealized derivative gain or loss, foreign exchange gain or loss, restructuring and other charges, and changes in estimates of asset retirement obligations at closed sites. These measures are not necessarily indicative of net earnings or cash flows as determined under IFRS.

The following table provides a reconciliation of earnings before income taxes and non-controlling interests as per the Consolidated statements of earnings, to adjusted net earnings (loss) attributable to equity holders of IAMGOLD.

	Three months ended March 31,
($ millions, except where noted)	2017	2016
Earnings (loss) before income taxes and non-controlling interests	$(8.1)	$58.7
Adjusted items:
Loss on 6.75% Senior unsecured notes	20.2	—
Gain on sale of gold bullion	—	(72.9)
Changes in estimates of asset retirement obligations at closed sites	0.6	3.7
Unrealized derivative gains	(0.6)	(2.2)
Normalization of costs at Westwood	0.7	6.1
Write-down of assets	4.4	3.6
Restructuring and other charges	—	0.2
Foreign exchange gain	(0.8)	(3.1)
Gain on sale of assets	—	(0.1)
	24.5	(64.7)
Adjusted earnings (loss) before income taxes and non-controlling interests	16.4	(6.0)
Income taxes	(8.7)	(6.0)
Tax adjustments	(1.4)	4.3
Non-controlling interests	(1.2)	0.4
Adjusted net earnings (loss) attributable to equity holders of IAMGOLD	$5.1	$(7.3)
Adjusted net earnings (loss) attributable to equity holders of IAMGOLD ($/share)	$0.01	$(0.02)
Basic weighted average number of common shares outstanding (millions)	457.5	396.6
Effective adjusted tax rate (%)	62%	(28)%
After adjusting reported earnings for those items not considered representative of the Company's core business or indicative of future operations, the Company had adjusted net earnings in the first quarter 2017 of $5.1 million.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2017

TOTAL CASH COSTS PER OUNCE PRODUCED
The Company’s MD&A refers to total cash costs per ounce produced, a non-GAAP performance measure, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess their overall effectiveness and efficiency.
Total cash costs are calculated in accordance with a standard developed by the Gold Institute, which was a worldwide association of gold and gold product suppliers, including leading North American gold producers. The Gold Institute ceased operations in 2002, the standard is still an accepted measure of reporting cash costs of gold production in North America. Adoption of the standard is voluntary, the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties, production taxes, and realized derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. These costs are then divided by the Company’s attributable ounces of gold produced by mine sites in commercial production to arrive at the total cash costs per ounce produced.
The measure, along with revenues, is considered to be one of the key indicators of a Company’s ability to generate operating earnings and cash flow from its mining operations. Total cash costs does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.
The following table provides a reconciliation of total cash costs per ounce produced for gold mines to cost of sales, excluding depreciation expense as per the consolidated financial statements.

	Three months ended March 31,
($ millions, except where noted)	2017	2016
Cost of sales[1], excluding depreciation expense	$162.1	$151.7
Less: cost of sales for non-gold segments[2], excluding depreciation expense	(0.5)	(0.1)
Cost of sales for gold segments, excluding depreciation expense	162.6	151.8
Adjust for:
By-product credit (excluded from cost of sales)	(0.7)	(0.7)
Stock movement	3.9	(4.1)
Realized derivative losses	—	(0.7)
Normalization of costs at Westwood	(0.7)	(6.1)
Other mining costs	(6.1)	(5.3)
Cost attributed to non-controlling interests[3]	(10.8)	(9.5)
	(14.4)	(26.4)
Total cash costs - owner-operator	$148.2	$125.4
Attributable gold production - owner-operator (000s oz)	197	171
Total cash costs[4,5] - owner-operator ($/oz)	$750	$736
Total cash costs - Joint Ventures	$16.2	$17.0
Attributable gold production - Joint Ventures (000s oz)	17	20
Total cash costs[4,5] - Joint Ventures ($/oz)	$962	$833
Total cash costs[4,5]	$164.4	$142.4
Total attributable gold production (000s oz)	214	191
Total cash costs[4,5] ($/oz)	$766	$746

[1]	As per note 27 of the Company’s consolidated interim financial statements.

[2]	Non-gold segments consist of Exploration and evaluation and Corporate.

[3]	Adjustments for the consolidation of Essakane (90%) and Rosebel (95%) to their attributable portion of cost of sales.

[4]	Total cash costs per ounce produced may not calculate based on amounts presented in this table due to rounding.

[5]	Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2017

NET CASH FROM OPERATING ACTIVITIES BEFORE CHANGES IN WORKING CAPITAL
The Company makes reference to a non-GAAP performance measure for net cash from operating activities before changes in working capital. Working capital can be volatile due to numerous factors including a build-up or reduction of inventories. Management believes by excluding these items, these non-GAAP measures provide investors with the ability to better evaluate the cash flow performance of the Company.
Net cash from operating activities before changes in working capital does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following table provides a reconciliation of net cash from operating activities before changes in working capital to net cash from operating activities.

	Three months ended March 31,
($ millions, except where noted)	2017	2016
Net cash from operating activities	$68.3	$51.4
Adjusting items from non-cash working capital items and non-current ore stockpiles
Receivables and other current assets	0.7	6.9
Inventories and non-current ore stockpiles	2.7	(14.5)
Accounts payable and accrued liabilities	14.1	7.9
Net cash from operating activities before changes in working capital	$85.8	$51.7
ALL-IN SUSTAINING COSTS PER OUNCE SOLD
The Company believes, although relevant, the current total cash costs measure commonly used in the gold industry does not capture the sustaining expenditures incurred in producing gold, therefore, may not present a complete picture of a Company’s operating performance or its ability to generate free cash flow from its current operations. For these reasons, members of the World Gold Council (“WGC”) defined an all-in sustaining costs measure which better represents the costs associated with producing gold. The WGC is a non-profit association of the world's leading gold mining companies, established in 1987 to promote the use of gold.
The all-in sustaining costs (“AISC”) per ounce sold measure better meets the needs of analysts, investors and other stakeholders of the Company in assessing its operating performance and its ability to generate free cash flow. The definition of AISC, on an attributable basis, commences with cost of sales, excluding depreciation expense, and includes sustaining capital expenditures, sustaining exploration and evaluation expenses, environmental rehabilitation accretion and depreciation, by-product credits, corporate general and administrative costs. Classified as sustaining capital are expenditures which are required to maintain existing operations, including capitalized stripping, underground mine development costs relating to producing areas, ongoing replacement of mine equipment and capital spares, tailings and other facilities, capitalized brownfield exploration costs and other capital expenditures.
This measure seeks to represent the cost of selling gold from current operations, and therefore does not include capital expenditures attributable to development projects or mine expansions, greenfield exploration expenses, income tax payments, working capital defined as current assets less current liabilities (except for inventory adjustments), items needed to normalize earnings, interest costs or dividend payments.
Consequently, this measure is not representative of all of the Company’s cash expenditures and is not indicative of the Company’s overall profitability. The calculation of AISC per ounce sold is based on the Company’s attributable interest in sales from its gold mines. The usage of an attributable interest presentation is a fairer and more accurate way to measure economic performance than using a consolidated basis. The Company reports the AISC per ounce sold measure on an attributable sales basis, compared with the Company’s current total cash costs presentation, which is on an attributable production basis.
The Company reports the measure with and without a deduction for by-product credits and reports the measure for its owner-operator mines (includes Essakane, Rosebel, Westwood), and in total (includes owner-operator mines and Joint Ventures).
AISC does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2017

	Three months ended March 31,
($ millions, attributable, except where noted)	2017	2016
AISC - owner-operator
Cost of sales[1], excluding depreciation expense	$151.5	$141.7
Sustaining capital expenditures[1]	31.4	44.6
By-product credit, excluded from cost of sales	(0.7)	(0.7)
Corporate general and administrative costs[2]	10.1	8.1
Realized derivative losses	—	(0.6)
Environmental rehabilitation accretion and depreciation	2.9	3.1
Normalization of costs at Westwood	(0.7)	(6.1)
	$194.5	$190.1
AISC - Joint Ventures
Cost of sales for Joint Ventures, excluding depreciation expense	$15.0	$16.5
Adjustments to cost of sales[3] - Joint Ventures	1.0	0.4
	$16.0	$16.9
AISC[4]	$210.6	$207.0

Attributable gold sales - owner-operator (000s oz)	196	171
AISC - owner-operator[5] ($/oz)	$990	$1,111
AISC - owner-operator, excluding by-product credit ($/oz)[5]	$994	$1,115
Attributable gold sales (000s oz)	212	191
AISC[4,5] ($/oz)	$992	$1,084
AISC excluding by-product credit[4,5] ($/oz)	$995	$1,088

[1]
Includes Essakane and Rosebel at their attributable amounts of 90% and 95% respectively. Refer to note 27 of the consolidated interim financial statements for cost of sales of total gold mines excluding Joint Ventures at 100% basis and refer to the capital expenditures table of the MD&A on page 9 for 2017 sustaining capital expenditures at 100% basis.

[2]	Corporate general and administrative costs exclude depreciation expense.

[3]	Adjustments to cost of sales consist of sustaining capital expenditures, by-product credit and environmental rehabilitation and depreciation.

[4]	Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

[5]	AISC per ounce sold may not calculate based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2017